Exhibit 3.2

SECOND AMENDMENT TO RIGHTS AGREEMENT

     This Second Amendment to Rights Agreement (“Second Amendment”), dated effective as of February 16, 2005, evidences the amendment of that certain Rights Agreement by and between Input/Output, Inc. (the “Company”) and Computershare Investor Services, LLC (successor to Harris Trust and Savings Bank), as Rights Agent, dated as of January 17, 1997, as previously amended by that certain First Amendment to Rights Agreement dated effective as of April 21, 1999 (together referred to as the “Rights Agreement”).

RECITALS

     WHEREAS, Section 27 of the Rights Agreement provides that the Board of Directors of the Company may from time to time supplement or amend the Rights Agreement in such manner as the Board of Directors deems necessary or desirable; and

     WHEREAS, the Company and Fletcher International, Ltd., a company organized under the laws of Bermuda (“Fletcher”), intend to enter into that certain Agreement pursuant to which the Company will, among other things, issue shares of its Series D-1 Cumulative Convertible Preferred Stock, and upon exercise of certain rights granted to Fletcher as provided for therein, shares of subsequent series of Series D Preferred Stock, each of which is convertible into the Company’s Common Stock; and

     WHEREAS, the Board of Directors of the Company has approved this Second Amendment by action taken at a meeting duly held on February 15, 2005;

     NOW, THEREFORE, for and in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree, at the direction of the Company, as follows:

     1.       Section 11(a)(iii) of the Rights Agreement is hereby deleted in its entirety and substituted in lieu thereof is the following:

                    “(iii)    In the event that the number of shares of Common Stock that are authorized by the Company’s Certificate of Incorporation but not outstanding or reserved for issuance for purposes other than upon exercise of the Rights is not sufficient to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii) of this Section 11(a), the Company shall: (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of a Right (the “CURRENT VALUE”) over (2) the Purchase Price (such excess, the “SPREAD”), and (B) with respect to each Right, make adequate provision to substitute for the Adjustment Shares, upon payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Common Stock or other equity securities of the Company (including, without limitation, shares, or units of shares, of preferred stock which the Board has deemed to have the same value as shares of Common Stock (such shares of preferred stock being referred to as “COMMON STOCK EQUIVALENTS”)), (4) debt securities of the Company, (5)

other assets, or (6) any combination of the foregoing, having an aggregate value equal to the Current Value, where such aggregate value has been determined by the Board based upon the advice of a recognized investment banking firm selected by them; PROVIDED, HOWEVER, if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty (30) calendar days following the later of (x) the first occurrence of a Flip-in Event and (y) the date on which the Company’s right of redemption pursuant to Section 23(a) (REDEMPTION AND TERMINATION — REDEMPTION) expires (the later of (x) and (y) being referred to herein as the “FLIP-IN TRIGGER DATE”), then the Company shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, shares of Common Stock (to the extent not outstanding or reserved for issuance for purposes other than upon exercise of the Rights) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If the Board shall determine in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, the thirty (30) calendar day period set forth above may be extended to the extent necessary, but not more than ninety (90) calendar days after the Flip-in Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares (such period, the “SUBSTITUTION PERIOD”). To the extent that the Company determines that some action need be taken pursuant to the first and/or second sentences of this Section 11(a)(iii), the Company (x) shall provide, subject to Section 7(e) (EXERCISE OF RIGHTS; PURCHASE PRICE; EXPIRATION DATE OF RIGHTS — TERMINATION OF ACQUIRING PERSON’S RIGHTS), that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the value of the Common Stock shall be the Current Market Price per share of the Common Stock on the Flip-in Trigger Date and the value of any Common Stock Equivalent shall be deemed to have the same value as the Common Stock on such date.”

     2.       This Second Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely within the State of Delaware.

     3.       This Second Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     4.       Except to the extent expressly amended by this Second Amendment, the terms and conditions of the Rights Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed and attested, all as of the day and year first above written.

INPUT/OUTPUT, INC.

By:	/s/ J. MICHAEL KIRKSEY

Name:	J. Michael Kirksey
Title:	Executive VP & CFO

Attest

/s/ KAROLYN RATAJCZAK
Name: Karolyn Ratajczak
Title: Notary

COMPUTERSHARE INVESTOR SERVICES, LLC, as Rights Agent

By:	/s/ CYNTHIA NISLEY

Name:	Cynthia Nisley
Title:

Attest:

/s/ PAMELA M. ENG
Name: Pamela M. Eng
Title: Sr. Relationship Manager

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